January 21, 2014

H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:EPL Oil & Gas, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 7, 2013

File No. 001-16179

Dear Mr. Schwall,

EPL Oil & Gas, Inc. (referred to herein as “we,” “our,” “us,” or the “Company”) is in receipt of your letter dated December 19, 2013 (the “Comment Letter”) regarding your comments to the Company’s Form 10-K for the fiscal year ended December 31, 2012 (our “2012 Form 10-K”).  This letter sets forth the responses of the Company to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”).  For your convenience, each response is prefaced with the exact text of the Staff’s comment in italicized text.

Form 10-K for Fiscal Year Ended December 31, 2012

Business, page 2

Oil and Natural Gas Reserves, page 6

1.	Comment

We note the Company does not provide separate disclosure of natural gas liquid (NGL) reserves, NGL production quantities or the average sales price per unit of NGL produced in the filing on Form 10-K. The staff considers natural gas liquids to be a separate product type under Items 1202(a)(4) and 1204 of Regulation S-K. Please expand the tables on pages 7, 8, 40 and 80 to provide that information either by providing a separate column or by providing footnote disclosure.

EPL OIL & GAS, INC.      201 ST. CHARLES AVENUE, SUITE 3400    NEW ORLEANS, LA 70170    (504) 569-1875

Response

We understand from the Staff’s comment that, although natural gas liquids are not specifically listed, the Staff considers natural gas liquids to be a separate product type under Items 1202(a)(4) and 1204 of Regulation S-K.  Item 1202(a)(4) requires that we disclose separately material reserves by product type. As of December 31, 2012, NGLs represented approximately 4% of our total estimated proved reserves (on a barrel equivalent basis) and approximately 7% of our total estimated liquid reserves.  Therefore, we concluded these amounts were not material for disclosure purposes and we aggregated NGLs with oil in our reserves disclosures (as described on page 2 of our 2012 Form 10-K).  In addition, NGLs represented approximately 3% of our production and less than 2% of our oil and gas revenues for the year ended December 31, 2012 (each, on a barrel equivalent basis), which we also concluded was not material for separate disclosure under Item 1204.

We confirm to you that for any annual period after 2012 in which NGLs are material to our estimated proved reserves and/or production, we will disclose the information required for NGLs under Item 1202 or 1204 of Regulation S-K.

2.	Comment

Please expand the disclosure in footnote 2 on page 7 to clarify that the prices used as of December 31, 2010, 2011 and 2012 are after applying adjustments such as noted elsewhere on page 50 in reference to the computation of the standardized measure of discounted future net cash flows.

Response

We propose to expand our disclosure in our Form 10-K for the fiscal year ended December 31, 2013 (our “2013 Form 10-K”) and for fiscal years thereafter to clarify in the applicable footnote to our reserves table that the prices used are after applying historical adjustments as noted on page 50 of our 2012 Form 10-K in reference to the computation of the standardized measure of discounted future net cash flows.

This footnote would apply to estimated future net revenues before income taxes, the present value of estimated future net revenues before income taxes and the standardized measure of discounted future net cash flows.

3.	Comment

Please refer to the disclosure requirements under Item 1203(b) of Regulation S-K and revise your disclosure to provide a reconciliation of the material changes in the net quantities of your proved undeveloped reserves that occurred during 2012. The reconciliation should address such changes as the revisions of previous estimates, extensions/discoveries, acquisitions/divestitures, improved recovery and those proved undeveloped reserves, if any, converted to proved developed reserves during the year. Also expand your disclosure to provide a narrative explanation of such changes.

Response

For the year ended December 31, 2012, the material change in our proved undeveloped reserves (“PUDs”) was attributable to our 2012 acquisition of the Hilcorp Properties (as defined in our 2012 Form 10-K), which added PUDs of 15.4 Mmboe as disclosed on page 7 of our 2012 Form

EPL OIL & GAS, INC.      201 ST. CHARLES AVENUE, SUITE 3400    NEW ORLEANS, LA 70170    (504) 569-1875

10-K .  Other changes in our PUDs  that occurred during the year were considered individually immaterial and netted to an increase of approximately 0.5 Mmboe (comprised of additions totaling approximately 0.8  Mmboe, partially offset by reductions totaling approximately 0.3  Mmboe).

We confirm to you that for any annual period in which changes to our PUDs are material, we will disclose and describe such changes, including PUDs converted to proved developed reserves as well as investments and progress made during the year to convert PUDs to proved developed reserves pursuant to the requirements under Item 1203 of Regulation S-K.

4.	Comment

Further to the previous comment, please include in your disclosure the total dollar amounts of the capital expenditures incurred to convert those proved undeveloped reserves, if any, to proved developed during the year. Please refer to the disclosure requirements under Item 1203(c) of Regulation S-K.

Response

We propose to expand our disclosures in future filings for annual periods in which changes to our PUDs are material to include the total dollar amount of capital expenditures incurred to convert PUDs, if any, to proved developed reserves during the year.

5.	Comment

Please tell us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2012 will not be developed within five years since your initial disclosure of these reserves. Also, please clarify your disclosure in this regard and if applicable provide an explanation for the specific circumstances for any material amounts of proved undeveloped reserves that remain undeveloped for five years or more after initial disclosure. Please refer to the disclosure requirements under Item 1203(d) of Regulation S-K.

Response

On September 21, 2009 (the “Exit Date”), the Company emerged from Chapter 11 reorganization pursuant to a court-approved plan of reorganization (the “Plan”). Under the Plan, we experienced a change of control.  Specifically, all of our publicly-traded notes and all of our then-existing common stock were converted by the Plan into shares of our new common stock as of the Exit Date. As a result, our noteholders acquired a total of approximately 95% of our outstanding common stock, and our existing common stockholders’ aggregate ownership was reduced to approximately 5%.    Our new common stock began trading on the New York Stock Exchange on September 23, 2009.  A new board of directors and a new chief executive officer were appointed.

In accordance with applicable accounting rules, we adopted fresh-start accounting as of September 30, 2009. Fresh-start accounting is required upon a substantive change in control and requires that the reporting entity allocate the reorganization value of the Company to its assets and liabilities in relation to their fair values. Under the provisions of fresh-start accounting, a new entity has been deemed created for financial reporting purposes.  Under the very same principles, we would respectfully submit that we are entitled to adopt a fresh start with respect to the timing of the development of PUDs, just as would occur any time reserves are sold or a merger or other change of control transaction occurs.  The PUDs that we disclosed in our 2012 Form 10-K do not

EPL OIL & GAS, INC.      201 ST. CHARLES AVENUE, SUITE 3400    NEW ORLEANS, LA 70170    (504) 569-1875

include any reserves which are not expected to be developed within five years of the Exit Date.  Based upon this fresh start approach, what currently remains of our PUDs that existed as of the change of control, consisting of approximately 1.4 Mmboe in five locations, would be aged five years as of the preparation of our December 31, 2014 reserve report, and we will prepare our reserve calculations and related disclosures accordingly.

6.	Comment

Please expand your disclosure here or obtain and file amended Exhibits 99.1 and 99.2 to provide the qualifications of the technical person of the third party engineering firm primarily responsible for the preparation of the reserves as disclosed in the filing on Form 10-K.

Response

Our 2012 Form 10-K includes on page 7 the following disclosure regarding the qualifications of the technical person primarily responsible for overseeing the preparation of our reserves estimates and of the outside engineering firms preparing the reserves estimates:

Our Vice President, Reserves, is the technical person primarily responsible for overseeing the preparation of our reserve estimates and for compliance with our policies. He is a registered petroleum engineer with extensive experience in reservoir analysis and reports directly to our executive management. At the end of each year, our reserve estimates are prepared by outside petroleum engineering firms.  As of December 31, 2012, our estimates of proved reserves are based on reserve reports prepared by the independent petroleum engineering firms NSAI and WDVG, both nationally recognized engineering firms.  At December 31, 2012, estimates of 52% of our total estimated net proved reserves were prepared by NSAI and 48% were prepared by WDVG.  WDVG’s reserve report was prepared with respect to the Hilcorp Properties.  Letters from NSAI and WDVG are filed as exhibits to this Annual Report on Form 10-K.

We believe this disclosure was in compliance with the requirement of Item 1202(a)(7) of Regulation S-K to disclose the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates.  Although Item 1202(a)(7) would have required the disclosure requested in Comment 6 if NSAI or WDVG had performed a reserves audit, neither outside firm prepared an audit.  We now understand that the Staff’s position is that Item 1202(a)(7) extends to the technical person within any third party outside engineering firm that is primarily responsible for the preparation of any of our reserves estimates.  In the exhibit to our 2013 Form 10-K, we propose to ensure that the letter from NSAI includes expanded disclosure of the qualifications of the technical person(s) primarily responsible for overseeing the preparation of the estimates set forth in their report.  For 2013, NSAI is preparing estimates of 100% of our reserves, and we are no longer using the services of WDVG. As noted in the disclosure in our 2012 Form 10-K included above, WDVG had prepared our reserve estimates included in our 2012 Form 10-K with respect to the Hilcorp Properties, which we acquired on October 31, 2012.

EPL OIL & GAS, INC.      201 ST. CHARLES AVENUE, SUITE 3400    NEW ORLEANS, LA 70170    (504) 569-1875

Acreage, page 9

7.	Comment

We note from the disclosure on page 9 that a significant percentage of the Company’s net undeveloped acreage will expire over the period from 2013 through 2017. Please tell us the extent to which you have assigned any proved undeveloped reserves as of December 31, 2012 to locations which are currently scheduled to be drilled after lease expiration. If your proved undeveloped reserves include any such locations, please expand your disclosure here or in an appropriate section elsewhere within your filing to explain the steps which would be necessary to extend the time to expiration of such leases.

Response

As of December 31, 2012, none of our PUDs were associated with locations which were scheduled to be drilled after the scheduled lease expiration.  All of our PUDs are associated with acreage currently held by production.

We confirm to you that if, at the end of any annual period, any of our PUDs became associated with locations for which drilling was scheduled after lease expiration, we would accelerate the drilling program to drill prior to lease expiration, remove the PUDs or expand our disclosures as needed to explain the steps that would be necessary to extend the time to expiration of such leases.

Notes to Consolidated Financial Statements, page 60

Supplementary Oil and Natural Gas Disclosures-(Unaudited), page 79

8.	Comment

Please expand your disclosure of the changes in net quantities of proved reserves to include an appropriate explanation of the significant changes relating to extensions and discoveries for the periods ending 2011 and 2012 to comply with FASB ASC paragraph 932-235-50-5.

Response

We did not consider any of the changes in our reserves relating to extensions and discoveries for the periods ending 2011 and 2012 to be significant and therefore no specific explanations were provided.  We propose to expand the disclosures in our 2013 Form 10-K to appropriately explain significant changes, if any, resulting from extensions and discoveries, as applicable, for each annual period included in the table.

9.	Comment

Please expand your disclosure to quantify your proved undeveloped reserves as of December 31, 2010, 2011 and 2012 to comply with the presentation requirements set forth in FASB ASC paragraph 932-235-50-4.

EPL OIL & GAS, INC.      201 ST. CHARLES AVENUE, SUITE 3400    NEW ORLEANS, LA 70170    (504) 569-1875

Response

We propose to expand our disclosure in the table setting forth our estimated proved reserves in our footnote containing our Supplementary Oil and Natural Gas Disclosures in our 2013 Form 10-K to separately quantify our PUDs at the bottom of the table just below the disclosure of our proved developed reserves in the following manner:

	Oil (Mbbls)	Gas (Mmcf)	Oil Equivalent (Mboe)
Proved developed reserves:
December 31, 2011	24,791	52,739	33,581
December 31, 2012	37,908	120,687	58,022
December 31, 2013
Proved undeveloped reserves:
December 31, 2011	2,510	6,046	3,518
December 31, 2012	9,534	59,252	19,409
December 31, 2013

Exhibit 99.1

10.	Comment

We note the disclosure in Exhibit 99.1 which states “oil reserves shown include crude oil, condensate and natural gas liquids.” Please obtain and file a revised reserves report to provide separate disclosure of natural gas (NGL) reserves and the average realized price of per barrel of NGLs. The staff considers natural gas liquids to be a separate product type under Items 1202(a)(4) and 1204 of Regulation S-K and should be reflected as such in the third party’s disclosures under Items 1202(a)(8)(ix) and 1202(a)(8)(v), respectively of Regulation S-K.

Response

Because similar issues are presented in Comments 1 and 10, we incorporate our response to Comment 1 into this response as well.  We have provided a copy of the relevant Staff comments to, and discussed them with, our principal contact at NSAI. We confirm to you that for any annual period in which NGLs are material to our estimated proved reserves, we will disclose the information required for this product type under Items 1202 and 1204 of Regulation S-K and will be reflected as such in the third party’s disclosures under Items 1202(a)(8)(ix) and 1202(a)(8)(v), respectively of Regulation S-K.

Exhibit 99.2

11.	Comment

The reserves report does not include certain disclosure required by Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserves report to include the following information in order to satisfy your filing obligations.

•	The purpose for which the report was prepared (Item 1202(a)(8)(ii)).

EPL OIL & GAS, INC.      201 ST. CHARLES AVENUE, SUITE 3400    NEW ORLEANS, LA 70170    (504) 569-1875

•	The date on which the report was completed (in addition to the effective date) (Item 1202(a)(8)(ii)).
•	The proportion of the Company’s total proved reserves covered by the report (1202(a)(8)(iii)).
•	The realized prices by product type for the reserves included in the report as part of the primary economic assumptions (Item 1202(a)(8)(v)).

Response

We confirm to you that all disclosures required by Item 1202(a)(8) of Regulation S-K will be included in all reserves reports included in our applicable future filings.  Currently, we are using NSAI to prepare 100% of our total estimated reserves, and the NSAI report will be the only reserves report included as an exhibit to our 2013 Form 10-K.

Acknowledgement

In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to me at (504) 569-1875.

Sincerely,

EPL Oil & Gas, Inc.

By: /s/ David P. Cedro

David P. Cedro

Senior Vice President, Chief Accounting Officer and Corporate Secretary

cc:	Tiffany J. Thom
Angela Speight
J. Mark Metts, Sidley Austin LLP

EPL OIL & GAS, INC.      201 ST. CHARLES AVENUE, SUITE 3400    NEW ORLEANS, LA 70170    (504) 569-1875